UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020.

Commission File Number 001-36866

SUMMIT THERAPEUTICS PLC

(Translation of registrant’s name into English)

136a Eastern Avenue

Milton Park, Abingdon

Oxfordshire OX14 4SB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 27, 2020, Summit Therapeutics plc (the “Company”) announced that it is convening a court meeting of shareholders (the “Court Meeting”) and a general meeting of shareholders (the “General Meeting” and together with the Court Meeting, the “Meetings”) to be held at 1:30 p.m. BST and 1:40 p.m. BST, respectively, on August 19, 2020 in connection with the Company’s proposed change of corporate domicile to the United States, to be effected by a United Kingdom court-approved scheme of arrangement (the “Scheme”), and to consider and, if thought fit, pass resolutions to, inter alia, approve the implementation of the Scheme, a reduction of capital of the Company, certain amendments to the Company’s articles of association and the 2020 Stock Incentive Plan and the 2020 Employee Stock Purchase Plan of Summit Therapeutics Inc., a Delaware corporation that will be the new U.S. holding company following effectiveness of the Scheme, if approved by shareholders and subsequently sanctioned by the Court. The Scheme is expected to become effective on September 18, 2020.

The circular, including notices convening the Meetings, that will be sent to the Company’s shareholders is attached as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

This Report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-232074).

EXHIBIT INDEX

Exhibit Number	Description

99.1	Scheme Circular and Notices of Meetings, dated July 27, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

Date: July 27, 2020	By:	/s/ Robert W. Duggan
Robert W. Duggan
Chief Executive Officer